

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 1, 2008

Father Gregory Ofiesh
President
Franklin Lake Resources, Inc.
172 Starlite Street
San Francisco, CA 94080

> **Re:** **Franklin Lake Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2006**
> **Filed January 29, 2007**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2007**
> **Filed April 14, 2008**
> **Response Letter Dated May 19, 2008**
> **File No. 0-21812**

Dear Father Ofiesh:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.      Please submit your letters of correspondence to us dated August 23, 2007, March 10, 2008, March 14, 2008, March 19, 2008, and May 19, 2008 on EDGAR.

2.      Please file amendments to your 2006 and 2007 annual reports and all interim reports subsequent to October 31, 2006, to encompass all the revisions you have agreed to make in previous response letters and the revisions requested in the following comments as soon as possible.

3.      Please insure that each column of financial information included in your amended filings is properly labeled as 'restated,' as applicable.

Form 10-KSB/A (Draft) for Fiscal Year Ended October 31, 2006

Financial Statements

Balance Sheet, page 2

4.      It is unclear why you present the cumulative effect of the correction of the error as a separate line item in stockholders' equity.  The cumulative effect of an error for periods prior to those being presented should be reflected as an adjustment to the opening balance of the accumulated deficit account on the statements of stockholders' equity (deficit).  Please revise your financial statements to reflect this adjustment as part of the accumulated deficit account balance rather than as a separate line item on your balance sheet.  This comment also applies to the financial statements presented in the Form 10-KSB for the year ended October 31, 2007 and your 2007 and 2008 quarterly reports.

Form 10-QSB/A [DRAFT] for Fiscal Quarter Ended April 30, 2007

Exhibit 31.1

5.      Please identify the certifying officer by name in the introductory statement of the certification and revise the first paragraph to reference the fiscal quarter ended April 30, 2007, rather than January 31, 2007.

Form 10-KSB for Fiscal Year Ended October 31, 2007

Financial Statements

6.      We note that you have not made revisions to the accounting for your water rights in your financial statements as requested in prior comments four and ten in our letter dated November 1, 2007.  Please revise your financial statements and related disclosure in Note 9 accordingly.

Exhibits 31.1 and 32.1

7.      Please revise your certifications to reference the fiscal period ended October 31, 2007, rather than the fiscal quarter ended January 31, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief